UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 20, 2002

BLUE SQUARE - ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

Results for the Quarter
Results for the First Nine Months
SIGNATURES

November 20, 2002

Company Contact:
Blue Square-Israel Ltd. Zvi Bochman Toll-free telephone from US and Canada: 888-572-4698 Telephone from rest of world: 972-3-928-2220 Fax: 972-3-928-2299 Email: finance@coop.co.il

BLUE SQUARE — ISRAEL LTD. ANNOUNCES THIRD QUARTER
AND FIRST NINE MONTHS 2002 RESULTS
- Despite Recession, Company Achieves 4.0% Operating Margin for the Quarter,
4.2% for the Nine Months

ROSH HA’AYIN, Israel – November 20, 2002 — Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the third quarter and nine months ended September 30, 2002.

Results for the Quarter

Revenues: The Company’s revenues for the third quarter of 2002 were NIS 1,406.7 million(a) (US $288.8 million)(b), a decrease of 10.5% compared to NIS 1,572.1 million in the third quarter of 2001. Revenues for the quarter reflect Israel’s deepening recession and associated rise in unemployment, increasing competition, a real decline in food prices, and the timing of the fall holidays.

In comparing the Company’s 2002 revenues with previous results, it is important to note that Israeli GAAP mandates inflationary adjustments of previous period results to reflect changes in Israel’s Consumer Price Index, a broad-based index of prices in all sectors of the economy. During the period of September 2001 to September 2002, the CPI rose by 6.4%, while the Food Index (not including fruit and vegetables), which is more applicable to the supermarket industry, rose by only 4.3%, indicating a real decline in food prices. Further, the Company’s average price changes were below those of both indexes, reflecting a marked shift toward hard discount sales. Under these circumstances, assuming that there had been no decline in sales volume, the Company’s financial reports would still have reflected a substantial decline in revenues.

Gross Profit: The Company’s gross profit for the quarter was NIS 374.4 million (US $76.9 million) compared with NIS 418.9 million in the third quarter of 2001. Gross margins for the quarter declined slightly to 26.6% from 26.7% in the third quarter of 2001.

Operating Income: The Company’s operating income for the third quarter was NIS 56.2 million (US $11.5 million) compared to NIS 82.0 million in the third quarter of 2001, resulting in operating margins of 4.0%. Operating margins were affected by the decrease in sales and the resulting reduction in gross profit. The effect was mitigated by the Company’s ongoing efficiency program, which contributed to a 5.5% reduction in operating expenses during the quarter despite sharp increases in utility, security, credit card handling charges, and other fixed expenses.

Net Income: The Company’s net income for the third quarter was NIS 25.3 million (US $5.2 million), or NIS 0.66 per ADS (US $0.14) compared to NIS 43.7 million, or NIS 1.14 per ADS, for the third quarter of 2001.

Other Operating Data: The Company’s Same Store Sales for the quarter declined by 13.5%, reflecting all the factors described above, compounded by the effect of hard discount stores opened by the Company and its competitors. During the third quarter of 2002, the Company opened 4 stores, closed 3, and renovated several, adding a net total of 3,800 square meters to the chain. Revenues per employee declined by only 4.6% in the quarter, reflecting the success of the Company’s ongoing efficiency program. EBITDA for the quarter was NIS 94 million (US $19 million), resulting in an EBITDA margin of 6.7%.

Results for the First Nine Months

Revenues: The Company’s revenues for the first nine months of 2002 were NIS 4,241.8 million (US $870.8 million), a decrease of 6.1% compared to NIS 4,519.2 million for the first nine months of 2001. Revenues for the first nine months were affected by the recession, competition, the CPI, and all other factors explained above.

Gross Profit: The Company’s gross profit for the first nine months was NIS 1,121.9 million (US $230.3 million) compared to NIS 1,226.7 million for the first nine months of 2001. Gross margins for the period were 26.4% compared to 27.1% for the first nine months of 2001, reflecting competition, an increased emphasis on hard discount sales, and adjustments made to account for the effect of inflation on the opening balance of inventory.

Operating Income: The Company’s operating income for the first nine months of 2002 was NIS 177.9 million (US $36.5 million) compared to NIS 248.6 million in the first nine months of 2001. Operating margin for the period was 4.2%, compared to 5.5% for the corresponding period in 2001. The decline in operating income was moderated by the Company’s successful efficiency measures, which reduced its expenses by 3.5% during the period.

Financing Income (Expense): The Company recorded financing income of NIS 29.2 million (US $6.0 million) during the first nine months of 2002, compared to financial expenses of NIS 5.3 million in the same period of 2001. This reflects the fact that the CPI for the first nine months of 2002 rose by 7.0%, compared to the first nine months of 2001, when the CPI rose by only 2.0%. The increase in the CPI eroded the excess of unlinked monetary liabilities over unlinked monetary assets, with the resulting gain on the net monetary position offsetting the interest expenses on unlinked bank loans. In addition, the reduction of financing expense reflects the fact that the Company has taken advantage of lower interest rates to renew outstanding loans under more favorable terms.

Net Income: The Company’s net income for the first nine months of 2002 was NIS 107.1 million (US $22.0 million), or NIS 2.79 per ADS (US $0.57) compared to NIS 124.9 million, or NIS 3.25 per ADS for the first nine months of 2001.

Other Operating Data: The Company’s Same Store Sales declined by 10.7% during the first nine months of 2002. The Company opened 8 stores, closed 5, and renovated several during the period, adding a net total of 5,300 square meters to the chain. EBITDA for the first nine months was NIS 292 million (US $59.9 million), resulting in an EBITDA margin of 6.9%.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square’s President and Chief Executive Officer, said, “In the face of extremely difficult market conditions and rising costs, our ongoing efficiency efforts have grown in importance, enabling us to moderate the decline in operating and net profits. Despite sharply rising fixed costs, including electricity, security expenses, credit card handling charges, and Social Security tariffs, our expenses went down by 5.5% during the quarter, and 3.5% since the beginning of the year.”

Mr. Dar continued, “Unfortunately, all indicators point to a near-term worsening of macro-economic conditions and intensified competition. As such, we are pursuing a two-pronged strategy. To meet today’s market demands, we continue to emphasize hard discount formats, to optimize the mix of the goods on the shelf, and to expand our Private Label program. To position ourselves to take full advantage of long-term opportunities, we continue to pursue an aggressive expansion program with the goal of extending our penetration throughout the country.”

“We are pleased with our progress on all these fronts. Leader Price continues to build market share, and we are on track with our Private Label goals. We have recently added another two new MEGA stores, bringing Israel’s leading chain to a total of 17 branches. We also continue to convert stores to our new King Center format, with 15 currently in operation. During the fourth quarter, we will open about 11,000 new square meters, and an additional 25,000 – 30,000 square meters in 2003. Our ongoing Category Management, Self-Distribution, and efficiency initiatives are all progressing according to plan.”

Mr. Dar concluded, “We believe these strategies are a strong response to today’s significant market challenges, and will position us for renewed growth when markets recover.”

The Board of Directors of Blue Square-Israel Ltd. declared today that a dividend of $0.38 per ordinary share will be paid on December 18, 2002 to shareholders of record as of December 4, 2002.

As previously reported, on August 15, 2002, the Company’s largest shareholder, the Co-Op Blue Square Services Society Ltd. (“the Co-Op”), initiated a process under which it plans to sell all of its holdings (78.1%) in the Company’s Ordinary Shares. The process is progressing and is expected to be completed in due course.

The Company will hold both Hebrew and English teleconferences today, November 20, 2002, to review and discuss the results. The Hebrew conference call will be held at 14:00 Israel time (7:00 AM New York time). The access numbers are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the US or Canada is 888-273-9891, while the access number from outside the US and Canada is 612-332-0923.

Taped replays of both teleconferences will be available after the call for a period of five days. To access the replay of the Hebrew teleconference, please call 03-925-5938 in Israel, or +972-3-925-5938 from outside of Israel. To access the replay of the English teleconference, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada. The access code for the English replay is 660613.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 174 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a)	In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index (“CPI”) through the latest balance sheet date (“Adjusted CPI”). The Israeli CPI increased by 0.65% for the three months ended September 30, 2002, and 6.99% for the nine months ended September 30, 2002, while it increased by 0.89% for the three months ended September 30, 2001, and 2.01% for the nine months ended September 30, 2001.

(b)	The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at September 30, 2002: US $1.00 equals NIS 4.871. The translation was made solely for the convenience of the reader.

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

In Adjusted NIS of September 2002

				Convenience
		September 30		translation
	December 31			September 30
	2001	2001	2002	2002
	NIS	NIS	NIS	U.S.$

	(Audited)	(Unaudited)		(Unaudited)

	In thousands

ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,394	708	135,309	27,778
Trade receivables	598,339	(*)639,660	552,763	113,480
Other accounts receivable	93,721	(*)158,916	196,111	40,261
Inventories	347,082	355,275	329,141	67,572

	1,040,536	1,154,559	1,213,324	249,091

LONG-TERM INVESTMENTS
Investments in affiliates	5,791	4,420	2,663	547
Long-term loan	—	—	1,721	353

	5,791	4,420	4,384	900

FIXED ASSETS
Cost	3,310,573	3,285,736	3,451,701	708,623
Less — accumulated depreciation	1,019,291	985,670	1,128,221	231,620

	2,291,282	2,300,066	2,323,480	477,003

INTANGIBLE ASSETS AND DEFERRED CHARGES	101,640	105,071	94,443	19,389

	3,439,249	3,564,116	3,635,631	746,383

(*)Reclassified.

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

In Adjusted NIS of September 02

				Convenience
		September 30		translation
	December 31			September 30
	2001	2001	2002	2002
	NIS	NIS	NIS	U.S.$

	(Audited)	(Unaudited)		(Unaudited)

	In thousands

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term credit from banks	241,233	114,378	231,143	47,453
Trade payables	783,729	927,153	804,780	165,219
Other payables and accrued expenses	286,600	363,656	434,526	89,206

	1,311,562	1,405,187	1,470,449	301,878

LONG-TERM LIABILITIES
Long-term loans from banks	397,041	466,239	409,352	84,039
Debentures	8,175	8,151	—	—
Deferred taxes	26,345	28,613	31,196	6,404
Accrued severance pay	26,103	21,338	24,782	5,088

	457,664	524,341	465,330	95,531

MINORITY INTEREST	175,389	169,412	160,728	32,997

SHAREHOLDERS’ EQUITY
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares; Issued and outstanding: 38,400,000 shares	53,363	53,363	53,363	10,955
Additional paid-in capital	758,662	758,662	758,662	155,751
Dividend declared after balance sheet date	59,871	—	71,078	14,592
Retained earnings	622,738	653,151	656,124	134,679

	1,494,634	1,465,176	1,539,124	315,977

	3,439,249	3,564,116	3,635,631	746,383

BLUE SQUARE — ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME

In Adjusted NIS of September 2002

						Convenience
						translation
	For the year	For the nine months ended		For the three months		for the three
	ended	September 30		ended September 30		months ended
	December 31					September 30
	2001	2001	2002	2001	2002	2002
	NIS	NIS	NIS	NIS	NIS	U.S.$

	(Audited)	(Unaudited)				(Unaudited)

	In thousands (except share and per share data)

Sales	5,967,250	4,519,193	4,241,754	1,572,076	1,406,667	288,784
Cost of sales	4,339,408	(*)3,292,516	3,119,812	(*)1,153,156	1,032,225	211,912

Gross profit	1,627,842	1,226,677	1,121,942	418,920	374,442	76,872
Selling, general, and administrative expenses	1,303,562	(*)978,058	944,003	(*)336,939	318,287	65,343

Operating income	324,280	248,619	177,939	81,981	56,155	11,529
Financing income (expenses), net	(13,420)	(5,317)	29,165	1,133	(1,972)	(406)

	310,860	243,302	207,104	83,114	54,183	11,123
Amortization of goodwill	5,403	4,042	4,050	1,357	1,357	279
Other expenses, net	18,585	9,484	7,999	5,670	2,777	570

Income before taxes on income	286,872	229,776	195,055	76,087	50,049	10,274
Taxes on income	110,391	87,357	76,086	26,633	20,703	4,250

Income after taxes on income	176,481	142,419	118,969	49,454	29,346	6,024
Equity in net earnings (losses) of affiliates	3,646	2,357	(648)	581	(559)	(115)
Minority interest	(25,722)	(19,829)	(11,233)	(6,289)	(3,460)	(710)

Net income	154,405	124,947	107,088	43,746	25,327	5,199

Earnings per Ordinary Share or ADS	4.02	3.25	2.79	1.14	0.66	0.14

Weighted average number of shares or ADS outstanding during the period	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000

(*)Reclassified.

BLUE SQUARE — ISRAEL LTD.
SELECTED OPERATING DATA

In Adjusted NIS of September 2002

					Convenience
	For the nine months ended		For the three months ended		translation for the
	September 30		September 30		three months ended
					September 30
	2002	2001	2002	2001	2002
	NIS	NIS	NIS	NIS	U.S.$

	(Unaudited)		(Unaudited)		(Unaudited)

Sales (in millions)	4,242	4,519	1,407	1,572	289
Operating income (in millions)	178	249	56	82	12
Number of stores at end of period	174	171	174	171	NA
Stores opened during the period	8	6	4	3	NA
Stores closed during the period	5	3	3	1	NA
Total square meters at end of period	284,4000	276,800	284,400	276,800	NA
Square meters added during the period	5,300	18,800	3,800	11,900	NA
Same store sales	(10.7%)	(2.4%)	(13.5%)	(3.6%)	NA
Sales per square meter (in thousands)	15,219	17,079	4,960	5,770	1,023
Sales per employee (in thousands)	568	579	185	194	38
EBITDA (in millions)	292	356	94	117	19
EBITDA margin	6.9%	7.9%	6.7%	7.4%	NA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Iris Penso
Iris Penso, Adv. Corporate Legal Counsel And Corporate Secretary

Date: November 20, 2002